UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-21714

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Commercial & Savings Bank

401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.

91 North Clay Street

Millersburg, Ohio 44654

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:

The Report of Independent Registered Public Accounting Firm: Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012 and 2011.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, A.C.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

MILLERSBURG, OHIO

AUDIT REPORT

DECEMBER 31, 2012

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Commercial & Savings Bank 401(k) Retirement Plan

Millersburg, Ohio

We have audited the accompanying statement of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
June 21, 2013

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS

Participant directed investments at fair value:
Money market mutual funds	$960,452	$1,080,914
Mutual funds	5,532,123	4,338,734
Common stock	1,228,930	1,089,420

Total Participant-directed investments	7,721,505	6,509,068

Employer profit sharing contributions receivable	144,600	135,175
Notes receivable from participants	101,511	81,296
Interest receivable	194	2,279
Cash and cash equivalents	4,800	17,991

Total assets available for benefits	7,972,610	6,745,809

LIABILITIES

Excess contributions	5,355	2,557

Net assets available for benefits	$7,967,255	$6,743,252

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31,

	2012	2011
ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$416,094	$(79,113)
Realized gain on sale of investments	59,372	22,695
Interest and dividends	118,760	86,906
CSB Bancorp, Inc. dividends	50,240	44,489

Total investment income	644,466	74,977
Interest income on notes receivable from participants	3,546	2,229

Employee contributions	382,139	351,781
Rollover contributions	416,942	137,508
Employer contributions	243,091	231,744

Total contributions	1,042,172	721,033

Total additions	1,690,184	798,239

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	466,181	444,992

Total deductions	466,181	444,992

Net increase	1,224,003	353,247
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of the year	6,743,252	6,390,005

End of the year	$7,967,255	$6,743,252

The accompanying notes are an integral part of these financial statements.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Interested participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation. The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Contributions

Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers ten mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.

The Bank has agreed to make periodic matching contributions of 50 percent of each participant’s elective deferral contribution, up to a maximum of 2 percent of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual profit sharing contributions, a participant must be employed at the Bank on the last day of the Plan year unless the participant has died, become disabled, or reached normal retirement age during the year. The Bank’s profit sharing contributions are generally made in the first quarter subsequent to the Plan’s year end.

Participant Accounts

Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus or minus actual earnings or losses thereon. Vesting in the sponsor’s contributions in the Plan, plus earnings or losses thereon is based on years of continuous service. Participants vest at the rate of 33 percent per year and are fully vested after three years of credited service.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued by unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear fixed interest rates that range from 4.25 percent to 5.0 percent, which are commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made monthly, quarterly or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeitures

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures. Matching contribution and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.

Forfeitures, including employer matching and profit sharing contributions, allocated to active participants aggregated $5,773 and $323 at December 31, 2012 and 2011, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold, and held during the year. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2012 excess contributions to the applicable participants prior to March 15, 2013.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses relating to participant record keeping, investment trust services, plan audit and Form 5500 preparation are paid directly by the Bank. Such costs amounted to $69,853 and $61,849 for the years ended December 31, 2012 and 2011, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).

The fair values of investments by investment type of the Plan’s net assets available for benefits as of December 31 are as follows:

	2012	2011
	Fair Value	Fair Value
Money market mutual fund	$960,452	$1,080,914
Common Stock:
Financial	1,228,930	1,089,420
Equity Mutual Funds:
Emerging markets	76,302	61,901
International	544,586	403,075
Large cap	2,132,581	1,481,749
Mid cap	839,229	764,439
Small cap	554,615	464,087
Fixed Income Mutual Funds:
Government	1,384,810	1,163,483

	$7,721,505	$6,509,068

The Plan’s investments change in fair value are as follows for the years ended December 31,

	2012	2011
Mutual funds	$408,654	$(172,223)
Common stock	7,440	93,110

Net appreciation (depreciation) in fair value	$416,094	$(79,113)

The following presents investments that represent 5 percent or more of the Plant assets available for benefits at December 31:

	2012	2011
CSB Bancorp, Inc.	$1,228,930	$1,089,420
Federated Income Trust I	730,717	676,109
Federated US Government Securities Fund	446,645	391,123
Federated Government Obligations Fund	960,452	1,080,914
T Rowe Price Growth Stock Fund	1,106,903	751,546
T Rowe Price Capital Appriciation Fund	757,408	537,564
Vanguard Mid-Cap Index Fund Investor	839,229	764,439
Vanguard Small-Cap Growth Index Fund Investor	554,615	464,087
Vanguard International Value Fund Investor	544,586	403,075

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009. On March 31, 2008 the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of the Plan Sponsor parent. Therefore, these transactions qualify as party-in-interest transactions. Other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Mutual funds: Valued at the daily closing price as reported by the Fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	December 31, 2012
	Level I	Level II	Level III	Total
Money market mutual funds	$960,452	$—	$—	$960,452
Equity Mutual Funds:
Emerging Markets	76,302	—	—	76,302
International	544,586	—	—	544,586
Large Cap	2,132,581	—	—	2,132,581
Mid Cap	839,229	—	—	839,229
Small Cap	554,615	—	—	554,615
Fixed Income Mutual Funds:
Government	1,384,810	—	—	1,384,810
Common Stock:
Financial	1,228,930	—	—	1,228,930

Total Assets at Fair Value	$7,721,505	$—	$—	$7,721,505

	December 31, 2011
	Level I	Level II	Level III	Total
Money market mutual funds	$1,080,914	$—	$—	$1,080,914
Equity Mutual Funds:
Emerging Markets	61,901	—	—	61,901
International	403,075	—	—	403,075
Large Cap	1,481,749	—	—	1,481,749
Mid Cap	764,439	—	—	764,439
Small Cap	464,087	—	—	464,087
Fixed Income Mutual Funds:
Government	1,163,483	—	—	1,163,483
Common Stock:
Financial	1,089,420	—	—	1,089,420

Total Assets at Fair Value	$6,509,068	$—	$—	$6,509,068

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan discloses the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Investments in mutual funds, common stock, interest receivable, notes receivable from participants, benefits payable and cash and cash equivalents would be considered financial instruments. At December 31, 2012 and 2011, the carrying amounts of these financial instruments are at fair value.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT YEAR END

EMPLOYER IDENTIFICATION NUMBER 34-0159850

PLAN NUMBER - 002

DECEMBER 31, 2012

(a)	(b) Identity of issuer	Description of investment, including maturity date, rate of interest, collateral or cost (c) Shares	(d) Cost*	(e) Current Value
	Mutual Funds:
	Federated Government money market fund	960,452		$960,452
	Federated Income Trust	68,871		730,717
	Federated US Government Securities, 2-5 yr	38,873		446,645
	T Rowe Price Capital Appreciation	34,071		757,408
	T Rowe Price Growth Stock Fund	29,299		1,106,903
	Vanguard 500 Index Fund Investor	2,042		268,270
	Vanguard Emerging Markets	2,724		76,302
	Vanguard Inflation-Protected Securities	14,277		207,448
	Vanguard International Value Fund Investor	17,466		544,586
	Vanguard Mid-Cap Index Fund Investor	37,349		839,229
	Vanguard Small Cap Growth Index Fund Investor	22,158		554,615

				6,492,575

	Participant loans	interest rates of 4.25-5%, maturing within 5 years		101,511
**	Common Stock - CSB Bancorp, Inc.			1,228,930
	Cash and cash equivalents:
	Cash			4,800

	Total			$7,827,816

*	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.
**	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank
401 (k) Retirement Plan

DATE	/s/ Thomas S. Rumbaugh
June 21, 2013	as Plan Administrator

EXHIBITS INDEX

Exhibit No.	Description	Page no.

23	Consent of Independent Registered Public Accounting Firm	14